UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: November 20, 2003
By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated November 20, 2003 - CINAR Schedules Special Meeting of Shareholders for January 15, 2004

[LOGO] CINAR

TO	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	November 20, 2003

RE	For immediate release

CINAR SCHEDULES SPECIAL MEETING OF SHAREHOLDERS FOR JANUARY 15, 2004

MONTREAL (Quebec) Canada – November 20, 2003 – CINAR Corporation (CINAR) will hold a special meeting of shareholders to approve the arrangement announced on October 30, 2003, providing for the acquisition of the Company by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners. The meeting will be held on January 15, 2004, at 11:00 A.M. in the Salon Pierre de Coubertin, Omni Hotel, 1505 Sherbrooke Street West, Montreal, H3A 2R6.

Only shareholders duly registered as of the close of business on December 12, 2003, will be entitled to vote at this special meeting. The management proxy circular describing this transaction in detail as well as the proxy form, the letter of transmittal and related documents will be mailed to shareholders at least 21 days prior to the meeting.

The information will also be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on CINAR’s website www.cinar.com. The management proxy circular can also be obtained from the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov/edgar.shtml. Copies can be obtained as well from the Company’s Secretary at 1055 René-Lévesque Blvd. East, Montreal (Qc), H2L 4S5, Tel: (514) 843-7070.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Information:

Nathalie Bourque (514) 843-2309